Exhibit 3.02
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SHUTTERFLY, INC.
     Shutterfly, Inc., a Delaware corporation, does hereby certify that the following amendment to the corporation’s Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law:
     Section 4(b) of Article IV of the Restated Certificate of Incorporation is amended to read in its entirety as follows:
“(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such Preferred Stock immediately upon the earlier of (i) this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 (or any successor form) under the Securities Act of 1933, as amended, (the “Securities Act”), the public offering price of which is not less than $12.00 per share (as adjusted for any stock splits, stock dividends, recapitalizations or the like) and $25,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock.”
     IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 20th day of June 2006, and the foregoing facts stated herein are true and correct.

Shutterfly, Inc.
By:	/s/ Stephen E. Recht
Stephen E Recht,
Chief Financial Officer